Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-161751 and 333-161751-01

June 21, 2012

BioMed Realty, L.P.

$250,000,000 4.25% Senior Notes due 2022

fully and unconditionally guaranteed by

BioMed Realty Trust, Inc.

Issuer:	BioMed Realty, L.P.
Guarantor:	BioMed Realty Trust, Inc.
Ratings: (Moody’s / S&P)*	Baa3 / BBB-
Security Type:	Senior Unsecured Notes
Principal Amount:	$250,000,000
Pricing Date:	June 21, 2012
Settlement Date:	June 28, 2012 (T+5)
Maturity Date:	July 15, 2022
Interest Payment Dates:	January 15 and July 15, beginning January 15, 2013
Benchmark:	1.75% due May 15, 2022
Benchmark Price / Yield:	101-9+ / 1.608%
Spread to Benchmark:	+275 bps
Yield to Maturity:	4.358%
Coupon:	4.25%
Public Offering Price:	99.126%
Redemption Provisions:	At any time before 90 days prior to maturity at the Adjusted Treasury Rate plus 45 bps. If the notes are redeemed on or after 90 days prior to the maturity date, the redemption price will be 100% of the principal amount of the notes being redeemed.
CUSIP / ISIN:	09064A AG6 / US09064AAG67
Joint Book-Running Managers:	Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC UBS Securities LLC
Co-Managers:	Deutsche Bank Securities Inc.
U.S. Bancorp Investments, Inc. PNC Capital Markets LLC
Raymond James & Associates, Inc.
SMBC Nikko Capital Markets Limited Comerica Securities, Inc. The Huntington Investment Company Mitsubishi UFJ Securities (USA), Inc. Santander Investment Securities Inc.
TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897.